Exhibit 12.1

HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	Nine Months Ended September 30, 2014	For the Year Ended December 31,
		2013	2012	2011	2010	2009
	(In Millions, Except Ratios)
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$84.5	$102.3	$95.1	$119.9	$126.0	$125.7
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	—	—	0.1	0.7	1.0	1.4
Interest element of rentals (1)	14.8	21.6	22.1	22.3	21.1	20.7

Total fixed charges	99.3	123.9	117.3	142.9	148.1	147.8
Dividend requirements on convertible perpetual preferred stock (2)	7.7	34.4	39.2	42.6	42.6	42.6

Total combined fixed charges and preferred stock dividends	$107.0	$158.3	$156.5	$185.5	$190.7	$190.4

COMPUTATION OF EARNINGS:
Pre-tax income from continuing operations before equity in net income of nonconsolidated affiliates	$304.0	$384.0	$327.3	$230.9	$179.8	$102.9
Fixed charges	99.3	123.9	117.3	142.9	148.1	147.8
Distributed income of equity investees	9.4	11.4	11.0	13.0	8.1	8.6
Interest capitalized	1.0	1.9	1.0	0.5	0.4	—

Total earnings	$413.7	$521.2	$456.6	$387.3	$336.4	$259.3

RATIO OF EARNINGS TO FIXED CHARGES	4.2	4.2	3.9	2.7	2.3	1.8

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3.9	3.3	2.9	2.1	1.8	1.4

(1)	Management has determined the interest component of rent expense to be 33%.

(2)	Grossed up to pre-tax based on an approximate 39% blended federal and state statutory tax rate. Excludes $71.6 million and $0.8 million in 2013 and 2012, respectively, for excess amounts exchanged in preferred stock repurchase transactions.